082-00627



DENTONIA RESOURCES LTD.

TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net



06016560

For Immediate Release

SUPPL

STOCK OPTION GRANTS

Dentonia Resources Ltd. ("Dentonia") wishes to advise that there are 77,500 stock options remaining in the Stock Option Plan (the "Plan"). The Board of Directors agreed to grant the remaining options, pursuant to the Plan, exercisable at $0.13 a share to:

Adolf Petancic, President and Director	38,750 shares
Dorothy Chin, Corporate Secretary	38,750 shares
	77,500 shares

Dentonia is a Tier 2 Company and in accordance with the Exchange policy these options shall vest (exercisable) in four equal quarters, first quarter upon the date of grant, second quarter after six months, third quarter after 12 months, and fourth quarter after 18 months from the date of the grant, i.e. August 29, 2006, such vesting shall be cumulative, but these options shall vest immediately in case of takeover or change of control of Dentonia.

The shares acquired under the Plan shall have a four-month hold period from August 29, 2006. These stock options shall expire on February 29, 2008, and shall terminate upon an optionee ceasing to be a director or an employee within 90 days of such event.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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